
03056792

ANNUAL REPORT

2002

SEhomes

Leading the way in custom home manufacturing.







Southern Energy Homes, Inc.


SE
homes

Dear Shareholder:

Our new corporate logo, featured on the cover of this year's report, symbolizes the significant changes we made last year and our focus on growing Southern Energy Homes in the future. Our mission is "to produce top quality manufactured homes with emphasis on customer service and total customer satisfaction." We believe our flexibility in offering customized manufactured homes, our innovation in new home design and commitment to quality will be important in continuing to build market share and shareholder value.

We made significant progress during 2002 in strengthening our financial position and refocusing our company on our core manufacturing operations. We also captured market share during a tough economic climate that forced some industry competitors into bankruptcy. While our competition is consolidating and limiting choices, we continue to increase custom options to gain further market share. We believe we are well positioned to improve our market position because of our financial strength and ability to manufacture custom homes that meet customers' needs in today's demanding markets.

Strengthened Financial Condition in 2002

Cash at year-end rose to $7.0 million, up from $300,000 in 2001. We also have a tax refund due of approximately $4.9 million, which will further strengthen our balance sheet and our cash position. We enter 2003 as one of the very few companies in the industry with no long-term debt and with cash in the bank to finance our continued growth. We accomplished our goals of improving our financial condition and focusing on our manufacturing operations in 2002 by closing the majority of our retail locations, selling our finance subsidiary, selling aged inventory and resolving a number of outstanding legal cases. The closing of 11 retail locations and the sale of older inventory at year-end allowed us to achieve a 59% reduction in inventory to $7.3 million at January 3, 2003. We also substantially reduced our accounts receivable through improved collection efforts.

We paid off our entire line of credit balance in the amount of $10.7 million in 2002. The proceeds from selling inventory from the closed retail locations, combined with the cash generated from the sale of the finance subsidiary, were used to pay off our debt in 2002 and build our cash reserves.

2002 Operating Results

Net revenues from continuing operations for the fiscal year 2002 rose 7.3% to $138.5 million compared with $129.1 million in 2001. Our sales of wholesale units to independent dealers rose 6.2% to 4,030 in 2002 compared with 3,794 in 2001. This compares with a decline of 12.8% in industry shipments of manufactured homes in 2002 according to Manufacturing Housing Institute Monthly. We believe that we captured market share from our competitors that are not as flexible in providing custom changes to accommodate customer demands.

Gross profit from continuing operations for 2002 was $25.6 million, compared with $26.7 million in 2001. Manufacturing operations was the major contributor to gross profit in 2002 with $21.2 million, followed by component supply with $2.2 million and retail operations with $1.8 million.

Income from continuing operations was $0.9 million in 2002 compared with a loss of $2.0 million in 2001. Loss from discontinued operations, including closed retail stores and the finance subsidiary that was sold, was $8.6 million (net of $4.5 million tax benefit) for 2002 compared with a loss of $3.1 million in 2001. Net loss for 2002 was $7.6 million, or $0.63 per share, compared with the 2001 net loss of $5.1 million, or $0.42 per share.

Focus on the Future

We expect 2003 to be a tough operating environment because of the soft economy and continuing issues related to home financing. We believe our strong financial position, our flexibility in customizing homes, our dedication to our independent dealers and our focus on manufacturing quality homes will be important factors in continuing to improve our market position during this next year.

Our focus for 2003 will be on enhancing our manufacturing facilities and supporting our independent dealer network. In manufacturing, our goal is to improve quality. We believe this will enhance customer satisfaction and reduce warranty costs. We have made excellent progress in this area and our quality improvement programs continue to drive our steadily improving customer service. With the closing of the majority of our retail centers last year, our concentration is on supporting our 235 independent dealers in 425 locations. We are also developing new marketing programs to support our independent dealers and our manufacturing teams are in continual contact with our dealers to be sure we are meeting their expectations on quality, custom features and delivery. We believe this closer working relationship with dealers will improve our market competitiveness, our overall quality, and customer service.

We value your investment in Southern Energy Homes, look forward to reporting on our progress in 2003, and we thank you for your loyalty and support.



Wendell L. Batchelor
Chairman



Keith O. Holdbrooks
President and Chief Executive Officer


CUSTOMIZE

The Company

Who We Are

Southern Energy introduced its first line of manufactured homes in 1982. Our homes were immediately recognized in the market for their innovative floor plans and décor. In addition, we were the first to offer custom modifications to our homes. Customization has become a hallmark of Southern Energy homes and has provided a distinct marketing advantage since our beginning.

Our operations evolved over time, including our increased ability to provide custom solutions in manufactured housing. In 1998, we implemented new quality training programs and our service departments were restructured to ensure a more efficient process to support our customers and dealers.

Today, quality and service are the key focus of our entire company. All of our associates, from production personnel to corporate officers, share in our vision of providing outstanding customer service and manufacturing the highest quality homes in the industry.

Our new logo, SEhomes, combines a new look with the heritage of the Southern Energy name. It symbolizes the changes we have made in our operations while building on our history of providing innovation and exceptional customer service.

Mission

Southern Energy Homes' focus is on producing top quality manufactured homes with an emphasis on customer service and total customer satisfaction.

Our mission statement has become an integrated way of doing business with our entire team committed to enhancing customer service and satisfaction. We believe the combination of quality products, custom options, and customer service and satisfaction is key to our continued growth and leadership in the manufactured housing industry.

The Product

Manufactured Home

What is a manufactured home? At Southern Energy, a manufactured home is built with quality components, to rigid government standards and customized to buyer's specifications. We build homes to sell in all price segments of the market, from single units with 672 square feet to multiple units that are over 3,260 square feet.

A manufactured home is built to the Manufactured Home Construction and Safety Standards (HUD Code). The HUD Code standards make manufactured housing the only component of the housing industry that is subject to a single national standard. Factory certification is regulated and manufactured homes carry a HUD seal stating that they are built in compliance with the federal code.

Manufactured homes that are built today are comparable to site-built homes in terms of size, floor plans and quality building components. Manufactured homes have a distinct price advantage in providing better value than site-built homes. Our controlled factory environment assures that waste is minimized, labor is consistent and inclement weather does not interfere with the construction process.

Quality

Southern Energy's goal is to produce a zero defect home. We continue to focus on training programs, enhancements in construction processes and continuous manufacturing reviews to advance this goal. We recognize that a quality product enhances customer satisfaction, reduces warranty costs and solidifies dealer loyalty. Our HUD audit scores over the past three years demonstrate the significant progress we have made in meeting high government standards and our superior performance relative to our peers in the industry.


HUD Audit Scores Non-Conformances
SEHI
Industry
0
1
2
3
4
5
6
2001
2002
2003 (ytd)





Customization

Southern Energy considers itself the leader in customized home manufacturing. We have the manufacturing flexibility to customize any home to suit a customer's plans.

Choices? The range of options spans the range from color, type of wood for cabinets to major customization in floor plans. The choice is yours to make!

Colors
Bath
Décor
Size
Roofs
Cabinets
Room Sizes
Audio/Video

Whatever it takes, we tailor make each home for the individual customer. We have more options and custom features than most site-built homes that compete for our customer. Over 85% of the homes manufactured at Southern Energy are custom ordered for land/home purchases.

Full House Audit

Every house produced at Southern Energy undergoes a rigorous inspection process. We hold ourselves to a higher level of quality because our customers deserve the very best.

To assure that our quality goal is being achieved in our plants, we instituted a 'Full House Audit' that randomly selects a finished home and subjects it to an inspection that examines every aspect of construction, fit, finish, electrical and plumbing review. We are so thorough in our testing that we even run the dishwasher, check the hot water heater and inspect every functional part of the house.

At Southern Energy, we are dedicated to producing quality homes and delivering an outstanding product to every customer. Every step of the construction process is inspected to assure that it meets our quality standards. Our focus on quality has resulted in improved customer satisfaction based on survey results and lower warranty costs.

The Product

Quality Suppliers

We believe that strong relationships with our suppliers make a better product. The homes we build are constructed with the best components. Whether it's the structure, the décor, or the appliances and extras, the products and materials we use are supplied from the most trusted and recognized suppliers in the home industry. Our strategic relationships with key suppliers support our goal of quality products and value in our pricing.

- Alcoa
- Armstrong
- Atlas
- Broan
- Delta faucets
- Flowguard Gold Piping
- Formica
- GE
- Georgia-Pacific
- Intertherm
- Owens Corning
- State Industries
- U.S. Gypsum
- Weyerhaeuser
- Wilson Art





Consumer Satisfaction

We track customer satisfaction through surveys that highlight Southern Energy's performance. We continue to improve on surveys and believe the key to customer satisfaction combines our custom manufacturing abilities with our intensely monitored environment to yield a quality product. Allowing customers to select and modify a home plan to fit their specific needs is a valued part of Southern Energy Homes' process. We also believe our dedication to quality workmanship and customer service advances our goal of increasing customer satisfaction.

Testimonials

> Southern Energy Homes has allowed us to be very competitive and profitable in our market area. With a wide range of product lines from the price leader, with its many available options, there is a home to fit every customer's needs. Price, quality and total customer satisfaction makes it rewarding selling Southern Energy Homes.
>
> – James McGee – Action Homes, Inc. – Columbia, TN

> Southern Energy Homes has grown to be our largest supplier of homes and they earned this position by always delivering what they promise. Ultimately, the customer decides what homes we sell and overwhelmingly they choose Southern Energy Homes.
>
> – Bobby Bross – Brophs Home Sales – St. Charles, MO

> Southern Energy Homes enables us to give the customer the quality they deserve at an affordable price. Southern Energy Homes builds high quality homes we can sell at a price the customer can afford. Great service. Great people. Great homes. Thanks Southern Energy Homes!
>
> – Ricky Love – South's Finest Homes – Loxley, AL


SE
homes

Information

For more information from Southern Energy Homes, Inc., or any of our four unique divisions, contact us at the numbers below or by email at **info@sehomes.com**.

Corporate

Southern Energy Homes, Inc.
144 Corporate Way
P.O. Box 390
Addison, AL 35540

Toll Free 866 896 2737
Fax Line 256 747 1183

SEhomes **Southern**

P.O. Box 639
455 Highway 33
Double Springs, AL 35553

Toll Free 877 489 3433
Fax Line 205 489 3447

SEhomes **Texas**

8701 Harmon Road
Ft. Worth, TX

Toll Free 866 847 1355
Fax Line 817 847 0332

SEhomes **Energy**

P.O. Box 269
18025 County Road 41
Addison, AL 35540

Toll Free 866 736 3252
Fax Line 256 747 1183

SEhomes **Lifestyles**

P.O. Box 269
18025 County Road 41
Addison, AL 35540

Toll Free 866 736 3252
Fax Line 256 747 1183

www.sehomes.com

SEhomes

www.sehomes.com




SEhomes

Southern Energy Homes, Inc.
2002 Annual Report
Financial Section

Table of Contents

Selected Financial Data

Five-Year Selected Financial Data
Southern Energy Homes, Inc. and subsidiaries
(Dollars in thousands, except share and per share data)

	Year Ended				
	January 3, 2003	December 28, 2001	December 29, 2000	December 31, 1999	January 1, 1999
Operating Data					
Net revenues	$138,514	$129,105	$156,347	$233,012	$289,222
Gross profit	25,628	26,682	26,552	43,188	59,457
Selling, general and administrative	24,914	25,360	32,862	36,175	39,591
Amortization of intangibles (1)	53	299	425	320	607
Impairment charges (2)	-	2,240	5,818	7,073	934
Start-up costs (3)	-	-	-	-	739
Operating income (loss) from continuing operations	661	(1,217)	(12,553)	(380)	17,586
Interest expense	593	893	1,464	1,058	1,541
Interest income	41	112	234	130	709
Income taxes (benefit)	(800)	-	(325)	(1,020)	6,089
Income (loss) from continuing operations	909	(1,998)	(13,458)	(288)	10,665
Income (loss) from discontinued operations	(8,550)	(3,074)	(3,654)	(1,305)	(862)
Cumulative effect of accounting change (3)	-	-	-	-	(507)
Net income (loss)	(7,641)	(5,072)	(17,112)	(1,593)	9,296
Net income (loss) from continuing operations per share:					
Basic	$ 0.07	$(0.17)	$(1.11)	$(0.02)	$0.79
Diluted	$ 0.07	$(0.17)	$(1.11)	$(0.02)	$0.78
Net income (loss) per share:					
Basic	$(0.63)	$(0.42)	$(1.41)	$(0.13)	$0.69
Diluted	$(0.63)	$(0.42)	$(1.41)	$(0.13)	$0.68
Weighted average shares outstanding:					
Basic	12,133,865	12,133,298	12,132,990	12,176,705	13,440,607
Diluted	12,133,865	12,133,298	12,132,990	12,176,705	13,647,216
Balance Sheet Data					
Total assets	$51,728	$73,659	$96,571	$122,014	$121,656
Short-term debt	32	10,677	10,964	28,049	29,182
Long-term debt	-	-	-	2,464	3,569
Stockholders' equity	38,960	46,601	51,672	68,784	73,449

The financial information for the periods above has been restated to reflect the reclassification of the 2002 retail center closings and the consumer finance segment as discontinued operations.

(1) On December 29, 2001, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* which eliminates amortization of goodwill and requires an annual impairment test.

(2) During 2001, the Company recorded a pre-tax charge of $1.6 million associated with the impairment of intangible assets related to certain of the Company's retail centers and a pre-tax charge of $602,000 related to impairment of a joint venture. During 2000, the Company recorded a pre-tax charge of $6.0 million associated with the impairment of intangible assets and exit costs related to certain of the Company's retail centers. During 1999, the Company recorded pre-tax charges of $7.1 million associated with closing of its manufacturing facility in North Carolina and three retail centers, one in Kentucky and two in South Carolina. During 1998, the Company recorded an additional pre-tax charge of $934,000 due to additional warranty, workmen's compensation, and other costs incurred related to the closing of its Pennsylvania facility.

(3) During 1998, the Company recorded pre-tax charges of $739,000 for the year and $825,000 ($507,000 net of tax) for the cumulative effect of accounting change due to the Company adopting a change in accounting principle requiring the expensing of start-up costs in accordance with AICPA Statement of Position 98-5, *Reporting on the Cost of Start-Up Activities.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The Company uses accounting policies that it believes are appropriate to accurately and fairly report its results of operations and financial position, and it applies those accounting policies in a consistent manner. The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires that the Company's management make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The Company evaluates these estimates and assumptions on an ongoing basis. Actual results can and frequently will differ from these estimates. It is possible that materially different amounts would be reported under different conditions or using different methods or assumptions.

The Company believes that the following accounting policies are the most critical ones used in the preparation of its financial statements, because these are the ones that involve the most significant judgments and estimates about the effect of matters that are inherently uncertain.

Product Warranties

The Company warrants its products against certain manufacturing defects for a period of one year commencing at the time of retail sale. The estimated cost of such warranties is accrued at the time of sale to the independent dealer based on historical warranty costs incurred. Periodic adjustments to the accrual are made when events occur that indicate changes are necessary.

Litigation

The Company is a party to various legal proceedings incidental to its business. The Company typically issues a one-year warranty on new manufactured homes. The majority of these legal proceedings are claims related to warranty on manufactured homes or employment issues such as workers' compensation claims. Management believes that adequate reserves are maintained for such claims. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to these proceedings will not materially affect the financial position or results of operations of the Company; however, the ultimate resolution of these matters, which could occur within one year, could result in losses in excess of the amounts reserved.

Insurance Arrangements

The Company is partially self-insured for workers compensation and health insurance claims. The Company purchases insurance coverage for all workers compensation claims in excess of $350,000 per occurrence, and for all health care claims in excess of $75,000 per occurrence, with an annual aggregate stop-loss limit of approximately $5.3 million for all claims. Amounts are accrued currently for the estimated costs of claims incurred, including related expenses. Management considers accrued liabilities for unsettled claims to be adequate. However, there is no assurance that the amounts accrued will not vary from the ultimate amounts incurred upon final disposition of all outstanding claims. As a result, periodic adjustments to the reserves will be made as events occur that indicate changes are necessary.

Repurchase Agreements

Substantially all of the Company's independent dealers finance their purchases through "floor plan" arrangements under which a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. In connection with a floor plan arrangement, the financial institution which provides the independent dealer financing customarily requires the Company to enter into a separate repurchase agreement with the financial institution, under which the Company is obligated, upon default by the independent dealer, to repurchase the homes at the Company's original invoice price less cost of all damaged or missing items and less certain curtailments, plus certain administrative and shipping expenses. Repurchases were $2.0 million, $4.2 million and $8.7 million for the years ended 2002, 2001 and 2000 respectively. Losses on homes repurchased under these agreements were $0.5 million, $0.9 million and $0.9 million in 2002, 2001 and 2000, respectively. At January 3, 2003, the Company's contingent repurchase liability under floor plan financing arrangements through independent dealers was approximately $38 million. Amounts are accrued currently for the estimated losses to be incurred on homes repurchased. Management considers accrued liabilities for future losses on home repurchases to be adequate. However, the ultimate resolution could result in amounts different than the amounts reserved. As a result, periodic adjustments to the reserves will be made as events occur which indicate changes are necessary.

Impairment of Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. The Company's cash flow estimates are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. Any material change affecting the assumptions used to project the estimated undiscounted cash flows or our expectation of future market conditions could result in a different conclusion. Assets for which the carrying value is not fully recoverable are reduced to fair value.

Recoverability of Investments

Management periodically assesses the recoverability of the Company's investments in joint ventures. The significant judgment required in management's recoverability assessment is the determination of the fair value of the investment. Since the investments are non-publicly traded investments, management's assessment of fair value is based on the Company's analysis of the investee's estimates of future operating results and the resulting cash flows. Management's ability to accurately predict future cash flows is critical to the determination of fair value.

In the event a decline in fair value of an investment occurs, management may be required to make a determination as to whether the decline in market value is other than temporary. Management's assessment as to the nature of a decline in fair value is largely based on the Company's estimates of future operating results, the resulting cash flows and intent to hold the investment. If an investment is considered to be impaired and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

Discontinued Operations and Restructuring Reserves

During 2002, the Company established restructuring reserves for exit and severance cost at a number of closed retail operations. These reserves required the use of estimates. Though the Company believes that these estimates accurately reflect the ultimate costs that will be incurred, actual results may be different.

Volume Incentives Payable

Volume incentives are common practice in the industry in which the Company operates and are accounted for as a reduction to gross sales. The volume incentives payable is estimated and recorded when sales of products are made. The payable is adjusted, if necessary, when information becomes available that indicate revisions are needed.

RESULTS OF OPERATIONS

General

The Company continues to face a difficult competitive environment. Rapid industry growth prior to 1998, particularly in retail sales expansion, resulted in an increase in the overall number of dealers, an increase in manufacturing output and an increase in the number of homes available at the retail level. These larger inventories and the generally slower reduction of those inventories led to increased price competition and reduced profits that have adversely affected the entire industry during the past four years. Fiscal 2002 saw further credit tightening and declines in overall economic conditions that have compounded the situation, resulting in a significant reduction in the availability of financing, at both the wholesale and retail levels, and increasing repossession inventories.

The Company has responded to these adverse industry and general economic conditions by taking a number of steps that have been effective in decreasing costs and improving efficiency. In 2001 and 2002, these steps included closing less efficient manufacturing facilities, consolidating divisions, and selling unprofitable retail centers, as well as improving efficiency in the remaining manufacturing plants, lowering labor costs and turnover, decreasing plant injuries, and lowering warranty expenses by improved quality. Weak market conditions still persist, however, including industry-wide excess retail inventory and more restrictive retail financing conditions for consumers.

In 2002, the Company made a strategic decision to redirect its efforts to its core manufacturing business. Eleven retail centers that formerly comprised the bulk of the retail segment were closed, leaving only three retail centers remaining. The closed retail centers had been negatively affected by both weak market conditions and restrictive retail financing conditions, principally as a result of the withdrawal of several lenders from the market. These centers were sold or closed by the end of December 2002. The decision to close the retail centers was based primarily on management's evaluation of recent operating results and future prospects, and was also part of the determination that, in light of those results and prospects, the Company's human and financial resources could be more productively and efficiently deployed in the primary base of its business, manufacturing. Five of these eleven centers were in Alabama, three were in South Carolina, two in Tennessee and one in Kentucky. These centers had operating losses of $1.9 million, $2.9 million and $2.4 million for the fiscal years ended January 3, 2003, December 28, 2001 and December 29, 2000, respectively.

The Company also sold its consumer financing segment, principally consisting of the Wenco loan portfolio in December 2002. The Wenco loan portfolio had a book value of approximately $11.8 million. The loan portfolio was sold for $6.1 million in a cash transaction. The decision to sell the loan portfolio was also prompted by and was a part of management's plan to eliminate unprofitable business lines and thereby allow the Company to focus on its core manufacturing business.

Accordingly, as required by FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FASB 144"), the operating results and disposal of the eleven retail centers and the Wenco loan portfolio, which were previously reported in the retail and consumer financing segments have been classified in discontinued operations for all prior periods presented herein. The Company recognized a $13.1 million loss ($8.5 million net of tax benefit) on discontinued operations in the year ended January 3, 2003, which included $2.7 million of operating losses during the year (including $0.3 million for interest allocated to retail centers based on average monthly inventory balances), $3.6 million to write down the carrying value of unsold homes in retail inventory, $1.1 million for leasehold, severance, termination of leases and other related costs and the $5.7 million loss on sale of the Wenco loan portfolio. As required by FASB 144, any further operating losses, as well as adjustments to exit costs accruals (if any), will be reported in discontinued operations as incurred, or when circumstances warrant revisions of the related accounts.

Year Ended January 3, 2003 as Compared with Year Ended December 28, 2001

Net Revenues

Total net revenues (consisting of gross revenues less volume discounts, dealer interest, returns, and allowances) for the year ended January 3, 2003 from continuing operations were $138.5 million, which represented an increase of 7.3% from 2001 revenues of $129.1 million from continuing operations.

Net revenues from the manufactured home segment were $132.9 million (including intersegment revenues of $6.7 million) for the year ended January 3, 2003 as compared with $133.6 million (including intersegment revenues of $18.4 million) for the prior year period, a decrease of $0.8 million, or 0.6%. Total homes shipped in the year ended January 3, 2003 were 4,203, down 4.7% from the number of homes shipped in the prior year period. The decrease in homes sold was attributable to an overall industry decline in the Company's core market areas and increased competition within these market areas. The average wholesale price per home in 2002 was $30,012, as compared with $28,826 in 2001, an increase of 4.1%.

Net revenues from the retail sales segment from continuing operations were $9.2 million for the year ended January 3, 2003 as compared with $10.5 million for the prior year period, a decrease of $1.3 million, or 12%. The decline in retail revenue reflects both tighter consumer financing and other general economic factors. The number of total homes (new and used) sold by the retail segment from continuing operations in the year ended January 3, 2003 was 246, down 19.6% from the number of homes sold in the prior year period. The average retail price per new home in 2002 was $47,977 as compared with $46,593 in 2001, an increase of 3.0%.

Net revenues from the component supply segment were $24.6 million (including intersegment revenues of $21.8 million) for the year ended January 3, 2003, as compared with $23.3 million (including intersegment revenues of $20.3 million) for the prior year period, an increase of $1.3 million, or 5.5%.

Operating facts

	Fiscal years ended	
	January 3, 2003	December 28, 2001 (1)
Company owned retail centers (continuing operations)	3	3
Retail units sold:		
New Single-section	21	42
New Multi-section	137	167
Used homes	88	97
Total	246	306
Wholesale units sold:		
External customers	4,030	3,794
Intercompany	173	617
	4,203	4,411
Total homes sold	4,449	4,717
Internalization (2)	100%	95%
Average sales prices - retail (new)	$47,977	$46,593
Average sales price – wholesale	$30,012	$28,826
Floor sections produced	7,334	7,620

(1) Summary operating data for the fiscal year ended December 28, 2001 have been restated to exclude discontinued operations of retail centers closed in 2002.

(2) Represents the percentage of new homes sold at retail that are also manufactured by the Company.

Gross Profit

Gross profit consists of net revenues less the cost of sales, which includes labor, materials and overhead. Gross profit for the year ended January 3, 2003 from continuing operations was $25.6 million, or 18.5% of net revenues, as compared with $26.7 million, or 20.7% of net revenues, in the prior year period. This decline in the gross profit percentage was attributable primarily to higher labor costs and material prices, offset slightly by higher sales prices and lower warranty expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include primarily sales commissions, advertising expenses, freight costs, salaries for support personnel, administrative compensation, insurance costs, and professional fees. Selling, general and administrative expenses from continuing operations were $24.9 million, or 18.0% of net revenues, during the year ended January 3, 2003, as compared with $25.4 million, or 19.6% of net revenues, for the same period of the prior year. The decrease in selling, general and administrative expenses as a percentage of sales was attributable to the following factors: lower dealer interest payments and lower administrative salaries, offset slightly by higher insurance expenses.

Impairment and Other Charges

During 2001, the Company recorded an impairment charge of $1.6 million for the remaining goodwill related to its retail operations segment. The decision was based primarily on continued losses at the two retail centers where the goodwill was recorded. Fair value was determined by management based on the best information available such as the value received in connection with the closure of other retail centers. The Company also recorded a charge related to its investment in one of the Company's manufacturing joint ventures of $602,000 due to losses of this joint venture. There was no impairment charge recognized in continuing operations in 2002.

Interest Expense

Interest expense for the year ended January 3, 2003 from continuing operations was $0.6 million as compared with $0.9 million for the year ended December 28, 2001. The decline in interest expense in the current year was a result of lower interest rates, 5.7% compared to 7.6%, through the Company's line of credit and lower average borrowings.

Income Taxes

Income taxes are provided for based on the tax effect of revenue and expense transactions included in the determination of pre-tax book income. Because the Company has operated at a loss in recent fiscal years, management believes that under the provisions of SFAS No. 109, it is no longer appropriate to record deferred income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. In fiscal 2001, the Company established valuation allowances against the tax benefits of substantially all net operating loss carry forwards and deductible temporary differences between financial and taxable income.

In March 2002, Congress passed an economic stimulus bill containing certain temporary business tax incentives. The tax provisions in the stimulus bill extended the net operating loss ("NOL") carryback period to five years for NOLs arising in tax years ending in 2001 and 2002, and allowed use of NOL carrybacks and carryforwards to offset 100 percent of alternative minimum taxable income (AMTI). These NOL carryback provisions allowed the Company to carry its 2002 and 2001 losses back to 1996 and the years following. The bill also allows an additional first-year depreciation deduction equal to 30 percent of the adjusted basis of qualified property acquired after September 10, 2001, and before September 11, 2004, and placed in service before 2005 (2006 for certain property with recovery period of 10 years or longer and certain transportation property). Qualified property includes MACRS property with a recovery period of 20 years or less, computer software, water utility property and leasehold improvement property.

During the fiscal year ended January 3, 2003, in which the Company recognized significant losses from the closing of retail centers and the sale of the Wenco Finance loan portfolio, the Company recorded a $4.5 million current tax benefit from discontinued operations. The Company expects to file a federal carryback refund claim in the second quarter of fiscal 2003. Recorded income tax benefits for the year-end January 3, 2003 from continued operations was $0.8 million compared to no income tax benefit from continuing operations recorded for the year ended December 28, 2001. The tax benefit otherwise applicable to the 2001 net operating losses was completely offset by the valuation allowance for deferred tax assets discussed above.

Year Ended December 28, 2001 as Compared with Year Ended December 29, 2000

Net Revenues

Total net revenues (gross revenues less volume discounts, dealer interest, returns, and allowances) for the year ended December 28, 2001 from continuing operations were $129.1 million, which represented a decline of 17.4% from 2000 revenues of $156.3 million.

Net revenues from the manufactured home segment were $133.6 million (including intersegment revenues of $18.4 million) for the year ended December 28, 2001 as compared with $150.7 million (including intersegment revenues of $22.4 million) for the prior year period, a decrease of $17.1 million, or 11.3%. The decline in sales to dealers was primarily attributable to decreased demand and the closure of one Alabama manufacturing plant in December 2000 and one in February 2000. Total homes shipped in the year ended December 28, 2001 were 4,411, down 19.9% from the number of homes shipped in the prior year period. The decrease in homes sold was attributable to an overall industry decline in the Company's core market areas and increased competition within these market areas. The average wholesale price per home in 2001 was $28,826, as compared with $26,055 in 2000, a increase of 10.6%.

Net revenues from the retail sales segment from continuing operations were $10.5 million for the year ended December 28, 2001 as compared with $22.9 million for the prior year period, a decrease of $12.4 million, or 54%. The decline in retail revenue reflects both tighter consumer financing and other general economic factors, and because the Company operated two fewer retail centers in 2001 than it did in 2000. The average retail price per new home in 2001 was $46,593 as compared with $42,174 in 2000, a increase of 10.5%.

Net revenues from the component supply segment were $23.3 million (including intersegment revenues of $20.3 million) for the year ended December 28, 2001, as compared with $30.1 million (including intersegment revenues of $25.6 million) for the prior year period, a decline of $6.8 million, or 22.6%. The decline in supply sales was mainly due to the decline in sales volume in the manufactured home segment.

Gross Profit

Gross profit consists of net revenues less the cost of sales, which includes labor, materials, and overhead. Gross profit for the year ended December 28, 2001 from continuing operations was $26.7 million, or 20.7% of net revenues, as compared with $26.6 million, or 17.0% of net revenues, in the prior year period. This increase in the gross profit percentage was attributable primarily to increased sales prices, lower labor costs, lower warranty expenses and lower material prices.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include primarily sales commissions, advertising expenses, freight costs, salaries for support personnel, administrative compensation, insurance costs, and professional fees. Selling, general and administrative expenses from continuing operations were $25.4 million, or 19.6% of net revenues, during the year ended December 28, 2001, as compared with $32.9 million, or 21.0% of net revenues, for the same period of the prior year. The decrease in selling, general and administrative expenses as a percentage of sales was attributable to the following factors: decreased dealer interest payments, lower commissions, lower administrative salaries, lower advertising and promotions expenses.

Impairment Charges

Impairment charges of $2.2 million in 2001 were $3.6 million less than similar charges of $5.8 million in 2000. During 2000, the Company decided to close eleven of its 28 retail centers. In connection with the decision to close these retail centers, the Company recorded a pre-tax charge of $5.8 million consisting of the impairment of the intangible assets, exit costs related to rental commitments and leasehold improvements.

Interest Expense

Interest expense for the year ended December 28, 2001 from continuing operations was $0.9 million as compared with $1.5 million for the year ended December 29, 2000. The decline in interest expense in the current year was a result of lower interest rates and lower average borrowings.

Interest Income

Interest income for the year ended December 28, 2001 from continuing operations was $0.1 million as compared with $0.2 million for the year ended December 29, 2000. The decline in interest income reflects lower average cash and cash equivalent balances during the year ended December 28, 2001.

Provision for Income Taxes

No income tax benefits were recorded for the year-end December 28, 2001 compared to an income tax benefit for the year ended December 29, 2000 of $325,000. The tax benefit applicable to continuing operations in fiscal 2000 was substantially less than the applicable federal and state statutory tax rate because the Company established during fiscal 2000, a valuation allowance of $4.4 million related to deferred income tax assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109. During 2001, the valuation allowance was increased by $701,000 which effectively offset the tax benefit from the loss on continuing operations. The Company has established valuation allowances against the tax benefits of substantially all its net operating loss carry forwards and deductible temporary differences between financial and taxable income for all periods reflected in the accompanying financial statements.

Contractual Obligations and Commercial Commitments

The Company has various contractual obligations and commercial commitments arising from operations. These obligations and commitments are more fully described in this Annual Report on Form 10-K under various headings in "Management's Discussion and Analysis" as well as in the notes to the audited financial statements. The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to continuing operations at January 3, 2003 (in millions):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating Leases	$ 0.4	$ 0.1	$ 0.3	$ -	$ -

Other Commercial Commitments	Total Amounts Committed	Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Letters of Credit	$ 0.6	$ 0.6	$ -	$ -	$ -

Substantially all of the Company's independent dealers finance their purchases through "floor plan" arrangements under which a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. In connection with a floor plan arrangement, the financial institution which provides the independent dealer financing customarily requires the Company to enter into a separate repurchase agreement with the financial institution, under which the Company is obligated, upon default by the independent dealer, to repurchase the homes at the Company's original invoice price less cost of all damaged/missing items and less certain curtailments, plus certain administrative and shipping expenses. Repurchases were $2.0 million, $4.2 million, and $8.7 million for the years ended 2002, 2001, and 2000 respectively. Losses on homes repurchased under these agreements were $0.5 million, $0.9 million, and $0.9 million in 2002, 2001, and 2000, respectively. At January 3, 2003, the Company's contingent repurchase liability under floor plan financing arrangements through independent dealers was approximately $38 million.

Joint Ventures

The Company owns interests in five joint ventures. Ownership interests range from 30% to 50%. These joint ventures have total assets of $36.1 million and total liabilities of $27.2. Because the Company is a limited partner or has an interest in a limited liability company, the Company's exposure to loss is generally limited to its investments and advances and any commitments to fund operations of the investees. The Company and certain of its equity partners have guaranteed certain debt for companies in which the Company owns various equity interests. The guarantees are limited to various percentages of the outstanding debt. At January 3, 2003, $4.0 million was outstanding under the various guarantees, of which the Company had guaranteed $1.3 million. One of the companies has a lease purchase agreement with a third party to sell a facility financed by debt that the Company has guaranteed. The Company expects the proceeds from the exercise of the purchase option to be used to pay off the debt and to be released from the guaranty upon payoff in 2003.

The Company is also obligated to repurchase homes financed by Wenco 21, LLC upon a third payment default for 50% of the outstanding loan balance. The Company's potential exposure under this commitment is approximately $4.5 million. Losses on homes repurchased under this obligation were not significant in fiscal 2002, 2001 and 2000.

LIQUIDITY AND CAPITAL RESOURCES

Since its organization, the Company has financed its operations primarily with cash generated from a combination of operations, stock offerings and borrowings. The Company lowered its outstanding balance on its line of credit from $10.6 million to zero during 2002.

During the year ended January 3, 2003, net cash provided by operating activities of continuing operations was approximately $0.8 million. Net income from continuing operations for the year was $0.9 million. Included in net income were the following non-cash charges: amortization expenses of $0.4 million, provision for doubtful accounts of $0.2 million and depreciation expense of $2.2 million. Cash provided by operating activities also reflected decreased accounts receivable of $1.5 million, decreased inventories of $0.9 million, and an increase in accounts payable of $0.4 million, which were offset by an increase in refundable income taxes of $3.8 million and a decrease in accrued liabilities of $1.4 million. In addition to cash provided by operating activities, other significant items affecting cash flows from continuing operations included capital expenditures of $2.0 million, proceeds from the sale of property, plant and equipment of $0.8 million, net repayments of notes payable of $10.6 million, and net cash from joint ventures of $0.9 million.

In accordance with the Company's current revolving credit facility, the Company applies all cash receipts to reduce the line of credit. At January 3, 2003 the balance of the revolving credit facility was $0 and the Company's net working capital from continuing operations was $13.2 million, including $7.0 million in cash and cash equivalents, as compared with a negative working capital of $6.6 million at December 28, 2001, including $0.3 million in cash and cash equivalents. The increase in net working capital was primarily attributable to an increase in cash and cash equivalents of $6.6 million, an increase in refundable income taxes and other assets of $3.8 million, a decrease in accrued liabilities of $1.4 million and a decrease in notes payable of $10.6 million, partially offset by a decrease in accounts receivable of $1.5 million, a decrease in inventories of $0.9 million, and an increase in accounts payable of $0.4 million.

During the year ended January 3, 2003, the Company's net cash flow from discontinued operations was $16.7 million. The sale of the Wenco loan portfolio for $6.1 million and sale of inventory and other assets from the closure of eleven retail centers were the main contributing factors to the increase in cash flow, offset by a net loss from discontinued operations of $8.6 million.

During the year ended December 28, 2001, the Company's net cash provided by operating activities from continuing operations was approximately $14.7 million. Although net loss from continuing operations for the year was $2.0 million, this loss included the following non-cash charges: impairment charges of $2.2 million, depreciation expense of $2.3 million and amortization expense of $0.6 million. Cash provided by operating activities also included decreased inventories of $5.4 million, increased accounts receivable of $0.8 million, increased accounts payable of $0.1 million and a decrease in prepayment and other assets of $6.5 million, partially offset by increased accrued liabilities of $1.3 million. In addition to cash provided by operating activities from continuing operations, other significant items affecting cash flows included capital expenditures of $1.0 million, net repayments of notes payable of $12.2 million and payments for debt issuance costs of $1.0 million.

At December 28, 2001, the Company's net working capital from continuing operations was a negative $6.6 million, including $0.3 million in cash and cash equivalents, as compared with a negative $4.0 million at December 29, 2000, including $6.0 million in cash and cash equivalents. The decrease in net working capital was primarily attributable to a decrease in cash of $5.7 million, a decrease in inventories of $5.4 million and a decrease in prepayments of $5.7 million, partially offset by increased accounts receivable of $0.8 million, decreased notes payable of $12.2 million, accounts payable of $0.1 million and accrued liabilities of $1.3 million.

During the year ended December 28, 2001, the Company's net cash flow from discontinued operations was a negative $7.5 million. A net loss from discontinued operations of $3.1 million and a decrease in accounts payable and accrued expenses of $4.4 million were the main contributing factors to the decrease in cash flow.

At January 3, 2003 the Company had a $40 million secured line of credit, which matures on March 8, 2004 and bears interest at the prime rate plus 1%, which amounted to 5.25% at January 3, 2003. At January 3, 2003 the Company's availability on the line of credit (based on an asset base limitation) was $11 million. The Company's ability to draw upon this line of credit is dependent upon its continued compliance with certain financial ratios and covenants. The Company had outstanding borrowings of $0 and $10.7 million at January 3, 2003 and December 28, 2001, respectively.

Capital Expenditures

The Company does not currently plan to make any material capital expenditures during the next twelve months.

Inflation

The Company believes that the relatively moderate rate of inflation over the past few years has not had a significant impact on its sales or profitability. The Company has in the past been able to pass on most of the increases in its costs by increasing selling prices, although there can be no assurance that the Company will be able to do so in the future.

Quantitative and Qualitative Disclosures Regarding Market Risk.

The following discussion about the Company's interest rate risk includes "forward looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward looking statements.

Historically the Company has not entered into derivatives contracts to either hedge existing risk or for speculative purposes. The Company also does not and has not entered into contracts involving derivative financial instruments or derivative commodity instruments. Pertinent provisions of Regulation S-K call for disclosures to clarify exposures to market risk associated with activities in derivative financial instruments, other financial instruments and derivative commodity instruments. The Regulation defines "other financial instruments" to include trade accounts receivable, loans and structured notes. The Company does not utilize derivative instruments to manage such risks. The Company's principal credit agreement bears a floating interest rate of 1.0% over prime. Accordingly, the Company is subject to market risk associated with changes in interest rates. At January 3, 2003, nothing was outstanding under the credit agreement. With respect to accounts receivable, most of the Company's sales of manufactured homes are pre-sold, such that orders exist before construction begins. When manufactured homes are sold to dealers as inventory, such homes are generally paid from availability under the dealer's floor plan financing arrangement. In the typical case, funds are wired to the Company from the dealer's floor plan lender within 21 days of delivery to the dealer's lot. Management thus does not perceive that the Company is subject to a material market risk with respect to its non-interest bearing accounts receivable.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Forward-looking statements in this Annual Report on Form 10-K, including without limitation, statements relating to the adequacy of the Company's resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those in any forward looking statements, including without limitation: general economic conditions; the cyclical and seasonal nature of housing markets; competitive pricing pressures at both the wholesale and retail levels; changes in market demand; recent management changes; the impact of cost reduction programs and other management initiatives; availability of financing for prospective purchasers of the Company's homes and availability of floor plan financing for dealers; availability and pricing of raw materials; concentration of the Company's business in certain regional markets; adverse weather conditions that reduce retail sales; the possibility of plant shutdowns from weather or other causes; availability of labor for the Company to meet operating requirements; the highly competitive nature of the manufactured housing industry; Federal, state and local regulation of the Company's business; the Company's contingent repurchase liabilities with respect to dealer financing; the Company's reliance on independent dealers; and other risks indicated from time to time in the Company's filings with the Securities and Exchange Commission.

Consolidated Balance Sheets
Southern Energy Homes, Inc. and Subsidiaries

	January 3, 2003	December 28, 2001 (Restated – see Note 2)
Assets		
Current Assets:		
Cash and cash equivalents	$ 6,960,000	$ 328,000
Accounts receivable, less allowance for doubtful accounts of $323,000 and $160,000, respectively	6,740,000	8,178,000
Inventories	7,280,000	8,166,000
Refundable income taxes	4,191,000	349,000
Prepayments and other	483,000	440,000
Current assets of discontinued operations	800,000	11,981,000
	26,454,000	29,442,000
Property, plant, and equipment:		
Property, plant and equipment, at cost	31,636,000	31,899,000
Less accumulated depreciation and amortization	(15,613,000)	(14,881,000)
	16,023,000	17,018,000
Intangibles and other non-current assets:		
Goodwill, net	3,305,000	3,305,000
Investment in joint ventures	4,300,000	4,908,000
Other assets	958,000	1,509,000
Non-current assets of discontinued operations	688,000	17,477,000
	9,251,000	27,199,000
	$ 51,728,000	$ 73,659,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable	$ 32,000	$10,677,000
Accounts payable	1,662,000	1,271,000
Volume incentive payable	3,204,000	3,760,000
Accrued payroll related expenses	1,713,000	1,939,000
Accrued workers' compensation	1,886,000	2,277,000
Accrued warranty	2,143,000	2,440,000
Accrued other	1,808,000	1,692,000
Current liabilities of discontinued operations	320,000	3,002,000
	12,768,000	27,058,000
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock, $.0001 par value, 1,000,000 shares authorized, none outstanding		
Common stock, $.0001 par value, 40,000,000 shares authorized, 12,133,865 shares issued and outstanding	1,000	1,000
Capital in excess of par	8,330,000	8,330,000
Retained earnings	30,629,000	38,270,000
	38,960,000	46,601,000
	$51,728,000	$73,659,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
Southern Energy Homes, Inc. and Subsidiaries

	Year Ended		
	January 3, 2003 (53 Weeks)	December 28, 2001 (52 Weeks) (Restated – see Note 2)	December 29, 2000 (52 Weeks) (Restated – see Note 2)
Net revenues	$138,514,000	$129,105,000	$156,347,000
Cost of sales	112,886,000	102,423,000	129,795,000
Gross profit	25,628,000	26,682,000	26,552,000
Operating expenses:			
Selling, general and administrative	24,914,000	25,360,000	32,862,000
Amortization of intangibles	53,000	299,000	425,000
Impairment and other charges	-	2,240,000	5,818,000
	24,967,000	27,899,000	39,105,000
Operating income (loss) from continuing operations	661,000	(1,217,000)	(12,553,000)
Interest expense	(593,000)	(893,000)	(1,464,000)
Interest income	41,000	112,000	234,000
Income (loss) from continuing operations before income taxes	109,000	(1,998,000)	(13,783,000)
Benefit for income taxes	800,000	-	325,000
Income (loss) from continuing operations	909,000	(1,998,000)	(13,458,000)
Loss from discontinued operations, net of tax benefit of $4.5 million for the fiscal year ended January 3, 2003	(8,550,000)	(3,074,000)	(3,654,000)
Net loss	$(7,641,000)	$(5,072,000)	$(17,112,000)
Per share data:			
Basic and diluted net income (loss) per share:			
Income (loss) from continuing operations	$ 0.07	$ (0.17)	$ (1.11)
Loss from discontinued operations	(0.70)	(0.25)	(0.30)
Net loss	$ (0.63)	$ (0.42)	$ (1.41)
Weighted average number of common shares outstanding:			
Basic and diluted	12,133,865	12,133,298	12,132,990

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Southern Energy Homes, Inc. and Subsidiaries

	Common Stock		Capital in Excess	Retained	
	Shares	Amount	of Par	Earnings	Total
Balance, December 31, 1999	12,132,990	$1,000	$8,329,000	$60,454,000	$68,784,000
Net loss	-	-	-	(17,112,000)	(17,112,000)
Balance, December 29, 2000	12,132,990	1,000	8,329,000	43,342,000	51,672,000
Exercise of stock options	875	-	1,000	-	1,000
Net loss	-	-	-	(5,072,000)	(5,072,000)
Balance, December 28, 2001	12,133,865	1,000	8,330,000	38,270,000	46,601,000
Net loss	-	-	-	(7,641,000)	(7,641,000)
Balance, January 3, 2003	12,133,865	$1,000	$8,330,000	$30,629,000	$38,960,000

The accompanying are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
Southern Energy Homes, Inc. and Subsidiaries

	Year Ended		
	January 3, 2003	December 28, 2001	December 29, 2000
	(53 Weeks)	(52 Weeks)	(52 Weeks)
		(Restated – see Note 2)	(Restated – see Note 2)
Cash flows from operating activities:			
Income (loss) from continuing operations	$ 909,000	$(1,998,000)	$(13,458,000)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Equity (income) loss of joint ventures	(329,000)	(365,000)	293,000
Non-cash impairment charges		2,240,000	5,818,000
Depreciation of property, plant and equipment	2,240,000	2,327,000	2,379,000
(Gain) loss on sale of property, plant and equipment	(44,000)	351,000	273,000
Amortization of debt issuance costs	370,000	290,000	-
Amortization of intangibles	53,000	299,000	425,000
Provision for doubtful accounts receivable	163,000	(8,000)	(302,000)
Change in assets and liabilities:			
Accounts receivable	1,478,000	836,000	5,102,000
Inventories	886,000	5,414,000	10,372,000
Prepayments and other	(89,000)	6,497,000	(6,035,000)
Refundable income taxes	(3,842,000)	-	6,542,000
Accounts payable	390,000	111,000	(2,230,000)
Accrued liabilities	(1,354,000)	(1,304,000)	(3,454,000)
Net cash provided by operating activities	831,000	14,690,000	5,725,000
Cash flows from investing activities:			
Capital expenditures	(2,023,000)	(1,072,000)	(1,294,000)
Investments in joint ventures	(549,000)	(146,000)	(445,000)
Proceeds from sale of joint venture	1,250,000		-
Distributions from joint ventures	235,000	371,000	442,000
Proceeds from sale of property, plant and equipment	823,000	1,155,000	41,000
Net cash provided by (used in) investing activities	(264,000)	308,000	(1,256,000)
Cash flows from financing activities:			
Net repayments on notes payable	(10,645,000)	(12,170,000)	(8,208,000)
Payment of debt issuance costs	(29,000)	(1,002,000)	-
Proceeds from exercise of stock options		1,000	-
Net cash used in financing activities	(10,674,000)	(13,171,000)	(8,208,000)
Net increase (decrease) in cash and cash equivalents from in continuing operations	(10,107,000)	1,827,000	(3,739,000)
Net cash provided by (used in) discontinued operations	16,739,000	(7,544,000)	869,000
Net increase (decrease) in cash and cash equivalents	6,632,000	(5,717,000)	(2,870,000)
Cash and cash equivalents at beginning of year	328,000	6,045,000	8,915,000
Cash and cash equivalents at end of year	$6,960,000	$ 328,000	$ 6,045,000
Supplemental cash flow information:			
Cash paid for interest	$ 612,000	$ 1,947,000	$ 1,993,000

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. The Company and Basis of Presentation

Southern Energy Homes, Inc. (the "Company") has three reportable segments: manufacturing, retail and component supply. The Company produces manufactured homes, primarily on a custom basis, for wholesale to dealers located primarily in the southeastern and south central regions of the United States. Retail sales are concentrated in the southeastern United States. The component supply segment sells various supply products to the Company's manufacturing segment and to third-party customers.

The Company is on a 52/53-week year with the fiscal year ending on the Friday closest to the last day of December. The 2002 fiscal year included 53 weeks. The 2001 and 2000 fiscal years included 52 weeks.

The Company's business is seasonal and cyclical with the potential for significant fluctuations in earnings being affected by factors impacting the broader housing market, including the availability and cost of customer financing and changes in the cost of construction materials.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Discontinued Operations

In 2002, the Company closed eleven retail centers that were formerly part of the retail segment. These retail centers had been negatively affected by weak market conditions and restrictive retail financing conditions, principally as a result of the withdrawal of several lenders from the market. The decision to close the retail centers was based primarily on management's evaluation of recent operating results and future prospects. These centers were sold or closed by the end of December 2002.

The Company also sold its consumer financing segment, principally consisting of the Wenco loan portfolio, in December 2002. The Wenco loan portfolio had a book value of approximately $11.8 million. The loan portfolio was sold for $6.1 million in a cash transaction. The decision to sell the loan portfolio was prompted by management's strategic plan to eliminate unprofitable business lines and thereby allow the Company to focus on its core manufacturing business.

Accordingly, as required by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), the operating results and disposal of the eleven retail centers and the Wenco loan portfolio, which were previously reported in the retail and consumer financing segments, have been classified in discontinued operations for all prior periods presented herein. The Company recognized a $13.1 million loss ($8.5 million net of tax benefit) on discontinued operations in the year ended January 3, 2003, which included $2.7 million of operating losses during the year (including $0.3 million for interest allocated to these retail centers based on average monthly inventory balances), $3.6 million to write-down the carrying value of unsold homes in retail inventory, $1.1 million for leasehold, severance, termination of leases and other related costs and the $5.7 million loss on sale of the Wenco loan portfolio. As required by SFAS 144, any further operating losses, as well as adjustments to exit costs accruals (if any), will be reported in discontinued operations as incurred or when circumstances warrant revisions of the related accounts. Historical operating results of the discontinued operations were as follows for the years ended:

(In thousands)	January 3, 2003	December 28, 2001	December 29, 2001
Net revenues	$ 16,836	$ 27,888	$ 27,803
Operational loss	(2,662)	(3,074)	(3,654)
Disposal loss	(10,388)	-	-
Net loss before tax	$ (13,050)	$ (3,074)	$ (3,654)

Assets and liabilities of the discontinued operations have been reflected in the consolidated balance sheets as current or non-current based on the original classification of these accounts, net of any necessary valuation allowances. Although we believe we have appropriately reduced the carrying value of the assets to their estimated recoverable amounts, net of disposal cost where appropriate, actual results could be different and the difference will be reported in discontinued operations in future periods.

Net assets of the discontinued operations are as follows:

(In thousands)	January 3, 2003	December 28, 2001
Current Assets:		
Inventories	$ 675	$ 11,473
Prepayments and other	125	508
Total current assets:	800	11,981
Non -Current Assets:		
Installment contracts receivable	342	13,165
Property, plant and equipment	344	2,251
Other assets	2	2,061
Total non - current assets:	688	17,477
Current liabilities	(320)	(3,002)
Net assets of discontinued operations	$ 1,168	$ 26,456

There are no material contingent liabilities, including environmental liabilities or litigation, related to the closed retail centers or the consumer finance business discontinued in 2002.

3. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in the consolidated financial statements.

Investments in Joint Ventures

The Company accounts for its investments of 50% or less in joint ventures, where it does not have the ability to control, on the equity basis of accounting. Therefore, the Company's share of income or loss is recorded as equity income or loss from its ventures in the accompanying consolidated statements of operations (see Note 5).

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include cash on hand and highly liquid debt instruments and investments purchased with an original maturity of three months or less.

Advertising Costs

Advertising costs are expensed as incurred and totaled $1,631,000, $1,493,000 and $1,916,000 for 2002, 2001 and 2000, respectively.

Inventories

Inventories are valued at first-in, first-out ("FIFO") cost, which is not in excess of market. An analysis of inventories (excluding those reported in discontinued operations) follows:

	January 3, 2003	December 28, 2001
Raw materials	$ 3,725,000	$ 4,657,000
Work in progress	570,000	592,000
Finished goods	2,985,000	2,917,000
	$ 7,280,000	$ 8,166,000

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed on the straight-line, accelerated cost recovery system or modified accelerated cost recovery system methods over the estimated service lives of depreciable assets (5-39 years for buildings and improvements, 3-10 years for machinery and equipment, 5-10 years for office and computer equipment, and 7-10 years for leasehold improvements, which is the lesser of the lease term or the asset's useful life). Cost of property, plant and equipment (excluding those reported in discontinued operations) is as follows:

	January 3, 2003	December 28, 2001
Land	$ 403,000	$ 411,000
Buildings and improvements	13,900,000	14,827,000
Machinery and equipment	9,715,000	10,567,000
Office and computer equipment	4,665,000	4,733,000
Leasehold improvements	1,302,000	1,307,000
Construction-in-progress	1,651,000	54,000
	$31,636,000	$31,899,000

Maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the property, plant and equipment accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to income.

Goodwill

On December 29, 2001, the Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which eliminates amortization of goodwill and requires an annual impairment test. SFAS No. 142 requires that impairment be tested at the reporting unit level, using a two-step approach. The first step determines if goodwill is impaired by comparing the fair value of the reporting unit as a whole to the book value. If a deficiency exists, the second step measures the amount of the impairment loss as the difference between the implied fair value of goodwill and its carrying value.

The following table presents the impact of SFAS No. 142 on net loss and net loss per share had the standard been in effect throughout each fiscal year presented (in thousands, except per share amounts).

	2002	2001	2000
Reported net loss	$(7,641)	$(5,072)	$(17,112)
Pro forma adjustments			
Amortization of goodwill	-	248	369
Adjusted net loss	$(7,641)	$(4,824)	$(16,743)
Reported net loss per share	$(0.63)	$(0.42)	$(1.41)
Adjusted net loss per share	$(0.63)	$(0.40)	$(1.38)

The Company has completed both the transitional and annual impairment tests of goodwill as required by SFAS 142 and concluded that the remaining goodwill which has a carrying value of $3.3 million at January 3, 2003 (which is net of accumulated amortization of $2.7 million), was not impaired.

Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that indicate that the remaining balance of long-lived assets to be held and used in the operations of the Company may be impaired and not be recoverable. In performing this evaluation, the Company uses an estimate of the related cash flows expected to result from the use of the asset and its eventual disposition. When this evaluation indicates the asset has been impaired, the Company will measure such impairment based on the asset's fair value and the amount of such impairment is charged to earnings (see Note 10).

Computer Software Costs

The Company capitalizes external direct costs of materials and services, payroll and payroll-related costs for employees directly associated with developing or obtaining computer software. Capitalized costs of computer software developed or obtained for internal use are amortized on a straight-line basis.

Volume Incentive Payable

The Company provides rebates to dealers based upon a predetermined formula applied to the volume of homes sold to the dealer during the year. Such rebates (reflected as a reduction of gross revenues) are recorded at the time sales to independent dealers are recognized.

Product Warranties

The Company warrants its products against certain manufacturing defects for a period of one year commencing at the time of retail sale. The estimated cost of such warranties is accrued at the time of sale to the independent dealer based on historical warranty costs incurred. Periodic adjustments to the accrual are made when events occur which indicate changes are necessary.

Insurance Arrangements

The Company is partially self-insured for workers' compensation and health insurance claims. The Company purchases insurance coverage for all workers' compensation claims in excess of $350,000 per occurrence, and for all health-care claims in excess of $75,000 per occurrence (with an annual aggregate stop-loss limit of approximately $5.3 million for all claims). Amounts are accrued currently for the estimated costs of claims incurred, including related expenses. Management considers accrued liabilities for unsettled claims to be adequate; however, there is no assurance that the amounts accrued will not vary from the ultimate amounts incurred upon final disposition of all outstanding claims. As a result, periodic adjustments to the reserves will be made as events occur which indicate changes are necessary.

Fair Value of Financial Instruments

The carrying value of the Company's cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximates fair value because of the short-term nature of these instruments.

Revenue Recognition

The Company manufactures its homes pursuant to dealer orders, and sales to independent dealers and related transit costs are recognized upon delivery of the home to the dealer's lot. Almost all of the Company's sales to its independent dealers are under floor-plan financing arrangements. Under these floor-plan financing arrangements, the Company bills the dealers upon completion of manufacture and at the same time transfers title. Consistent with these arrangements, the Company typically does not allow independent dealers to cancel a purchase after manufacture by the Company has commenced. The Company carries insurance which covers possible damage to a home while on the Company's premises prior to shipment and during shipment independent trucking companies transporting the Company's homes carry insurance to cover damage during shipment.

Prior to the fourth quarter of 2001, the Company recorded a retail home sale when the customer signed an installment contract for the purchase of a manufactured home, the Company received the appropriate down payment, construction of the home was complete, and the home buyer had inspected and accepted the home. Effective with the beginning of the fourth quarter of 2001, the Company revised its criteria for recognizing revenue from retail operations to require that the buyers' purchases be fully funded, in addition to meeting all other purchase criteria previously required by the Company. The effect of the change in the Company's revenue recognition criteria was not material to the results of operations in 2001.

Stock-Based Compensation

Under fixed stock option plans, stock options may be granted to employees and directors at exercise prices that are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, is recognized over the vesting period for options granted at less than fair market value.

In accordance with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended January 3, 2003. Had the Company accounted for its stock-based compensation plans based on the fair value of awards granted consistent with the methodology of SFAS 123, the Company's reported net income and income per share for each of the three years ended January 3, 2003 would have been affected as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three-year period ended January 3, 2003, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

The Company accounts for all forms of stock compensation granted to directors and employees under APB Opinion No. 25, under which no compensation cost is recognized for options that are issued with exercise prices that equal or exceed the fair market value of the Company's common stock on the date of grant. Had compensation expense for the Company's stock options been determined under SFAS No. 123, Accounting *for Stock-Based Compensation*, the Company's net loss and net loss per share would have been as follows:

	2002	2001	2000
Net loss - as reported	$ (7,641,000)	$ (5,072,000)	$ (17,112,000)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(191,000)	(350,000)	(325,000)
Net loss -pro forma	$ (7,832,000)	$ (5,422,000)	$ (17,437,000)
As reported - net loss per share	$(0.63)	$(0.42)	$(1.41)
Pro forma - net loss per share	$(0.65)	$(0.45)	$(1.44)

Shipping Fees and Costs

Shipping revenues are included as a component of net revenues. Total shipping costs, which were included in selling, general and administrative expenses were $6,840,000, $7,224,000, and $9,575,000, during 2002, 2001, and 2000, respectively.

Dealer Interest Payments

The Company has agreements with certain independent dealers to reimburse them for their interest costs incurred in connection with floor-plan financing. Payments related to these agreements are treated as customer incentives and are classified as a reduction of revenues in the accompanying consolidated statements of operations. For the years ended January 3, 2003, December 28, 2001, and December 29, 2000, such incentives amounted to $827,000, $954,000 and $1,238,000, respectively.

Recent Accounting Pronouncements

In June 2001, the FASB issue SFAS 143, Accounting for Asset Retirement Obligation, SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined the effect of the standard on the Company's financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance set forth in EITF No 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring activities. The adoption of SFAS 146 will be prospective as of the beginning of fiscal 2003. Accordingly, the Company cannot predict the effect of the standard on the Company's future financial position, results of operations or cash flows.

On December 31, 2002, the FASB issued SFAS 148, Accounting for Stock-Base Compensation – Transition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-base employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-base compensation. While SFAS 148 require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic method of APB No. 25.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 32 ("FIN 45"). FIN 45 clarifies the requirements of FASB Statement No. 5, Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, specified types of guarantees. FIN

45 requires that upon issuance of a guarantee, the entity (i.e., the guarantor) must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement must be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The Company has guarantees that are subject to the disclosure provisions of FIN 45. See Note 8, "Contingencies and Commitments." The adoption of the prospective recognition and measurement aspects of FIN 45 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets, which superseded both SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions for the disposal of a segment of a business contained in APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and broadens the presentation for discontinued operations. The Company adopted SFAS 144 at the beginning of fiscal 2002. As a result, the closing of eleven retail centers and the sale of the Company's consumer financing business in 2002 are reported as discontinued operations. Those operations would not have met the criteria for treatment as discontinued operations under APB Opinion No. 30.

Prior Year Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

4. Earnings Per Share

At January 3, 2003, December 28, 2001 and December 29, 2000, 1,448,141, 1,222,871 and 928,871 outstanding options were excluded from the weighted average number of common shares, on a diluted basis, because they were antidilutive.

5. Investments in Joint Ventures

The Company owns interests in five joint ventures. The Company owns a 39% interest in WoodPerfect, Ltd., a manufacturing joint venture, which produces rafters used in the production of homes manufactured by the Company and others. The Company owns a 50% interest in Wenco 21, LLC, an entity that originates installment loans for the purchase of homes manufactured by the Company and others. The Company owned 33% of Ridge Pointe Mfg., LLC, which manufactures cabinet doors for sale to participants in the joint venture as well as third-party customers. The Ridge Pointe Mfg., LLC interest was sold in May 2002 . The Company also owns 30% of WoodPerfect of Texas, Inc., which manufactures rafters used in the production of manufactured homes. The Company owns a 33% interest in Hillsboro Manufacturing, Inc., which manufactures laminate wallboard. The Company owns 32% of Lamraft LLP which is a real estate holding company that leases facilities to a third party (see Note 9).

The Company's investments in and advances to unconsolidated joint ventures amounted to $4.3 million and $4.9 million at January 3, 2003 and December 28, 2001, respectively. The Company's equity in the net earnings (losses) of these ventures was $0.3 million, $0.4 million and $(0.3) million in 2002, 2001 and 2000 respectively. The Company received cash distributions from joint venture investments of $1.5 million, $0.4 million and $0.4 million in 2002, 2001 and 2000, respectively. Retained earnings at January 3, 2003 and December 28, 2001, included undistributed earnings of joint ventures of $0.7 million and $1.3 million, respectively.

The Company's significant joint ventures are Wenco 21 and WoodPerfect, Ltd. Wenco 21, 50% owned by the Company, originates installment loans for the purchase of manufactured homes. WoodPerfect, Ltd. a 39% owned joint venture, produces rafters used in the production of manufactured homes. The Company accounts for both investments by the equity method of accounting.

A summary of the joint ventures' financial information is as follows:

	As of	
	January 3, 2003	December 28, 2001
Current Assets	5,855,000	5,378,000
Non current assets	24,787,000	26,302,000
Total assets	30,642,000	31,680,000
Current liabilities	2,470,000	2,645,000
Non current liabilities	20,674,000	22,083,000
Total liabilities	23,144,000	24,728,000
Shareholder's equity	7,498,000	6,952,000
Company equity investment	4,419,000	4,240,000

	For the Years Ended		
	January 3, 2003	December 28, 2001	December 29, 2000
Revenues	38,874,000	37,291,000	29,536,000
Cost of sales	33,506,000	32,377,000	25,296,000
Gross profit	5,368,000	4,914,000	4,240,000
Operating Income	983,000	912,000	723,000
Net income	986,000	879,000	381,000

6. Income Taxes

The provision (benefit) for income taxes for the fiscal years ended January 3, 2003, December 28, 2001 and December 29, 2000 was as follows:

	2002	2001	2000
Continuing operations:			
Current (benefit) expense:			
Federal	$(751,000)	$ (304,000)	$(3,737,000)
State	(49,000)	(45,000)	(550,000)
	(800,000)	(349,000)	(4,287,000)
Deferred (benefit) expense:			
Federal		304,000	1,704,000
State		45,000	2,258,000
		349,000	3,962,000
Total income tax benefit - continuing operations	(800,000)		(325,000)
Income tax benefit - discontinued operations	(4,500,000)		-
Total income tax expense (benefit)	$(5,300,000)	$ -	$ (325,000)

The provision (benefit) for income taxes applicable to continuing operations differed from the amounts computed by applying the federal statutory rate of 34% in fiscal year 2002, 2001 and 2000 due to the following:

	2002	2001	2000
Federal taxes (benefit) at statutory rate on income from continuing operations before income taxes	$ 37,000	$ (679,000)	$ (4,686,000)
Change in valuation allowance	(171,000)	701,000	4,412,000
State taxes (benefit), net of federal income tax effect	(382,000)	(59,000)	(401,000)
Goodwill amortization and other	(284,000)	37,000	350,000
	$(800,000)	-	$ (325,000)

The deferred tax effects of temporary differences at January 3, 2003 and December 28, 2001 are as follows:

	January 3, 2003	December 28, 2001
Deferred tax benefits:		
Warranty accrual	$ 793,000	$ 903,000
Workers' compensation accrual	698,000	843,000
Accrued expenses	988,000	1,271,000
State operating loss carry forwards	2,597,000	2,244,000
Other	518,000	560,000
	5,594,000	5,821,000
Deferred tax liabilities:		
Depreciation	(381,000)	(467,000)
Other	(271,000)	(241,000)
	(652,000)	(708,000)
Net deferred tax benefits	4,942,000	5,113,000
Valuation allowance	(4,942,000)	(5,113,000)
Net deferred taxes	$ -	$ -

Because the Company has operated at a loss in recent fiscal years, management believes that under the provisions of SFAS 109, it is not appropriate to record income tax benefits on current losses in excess of anticipated refunds of taxes previously paid. As a result, the Company has established valuation allowances against the net deferred tax benefits related to net operating loss carry forwards and other net deductible temporary differences between financial and taxable income. The valuation allowance may be reversed in future years if the Company returns to profitability.

At January 3, 2003, the Company had no federal net operating loss carry forward. State net operating loss carryforwards amounting to $48.2 million are available to offset future taxable income in number of states and they expire at various dates in 2006 through 2022. The tax losses generated in 2002 and 2001 for federal income tax purposes have been carried back under the temporary 5 year net operating loss carry back rules applicable to 2002 and 2001. Accordingly, the Company will file a carryback refund claim in 2003 and expects to receive federal income tax refunds of $5.0 million with respect to the 2002 net operating loss. Approximately $4.5 million of the 2002 refund claim relates to losses incurred in 2002 on discontinued operations. Accordingly, this portion of the 2002 carryback benefit has been allocated to discontinued operations in the consolidated statements of operations.

7. Notes Payable

The Company finances a portion of its inventory of homes held by its retail centers through floor-plan notes payable with various financial institutions. The notes normally require periodic payments of principal and interest, and full payments when the home is sold to a customer. No inventory was financed during 2002. The weighted average interest rates on these borrowings during 2001 and 2000 were 7.75% and 10.0%, respectively. These notes payable at December 28, 2001 amounted to $401,000.

During fiscal 2002 and 2001, the Company financed a portion of its retail inventory with a $40 million secured bank line of credit, which matures on March 8, 2004 and bears interest at the Prime Rate plus 1% (5.25% at January 3, 2003). The weighted average interest rates on these borrowings during 2002 and 2001 were 5.7% and 7.6%, respectively. The line of credit is secured by substantially all of the Company's assets. At January 3, 2003, the Company's availability on the line of credit was $11,027,000. In February 2003, the Company reduced the availability under its line of credit from $40 million to $10 million because of its improved financial condition and to reduce ongoing commitment fees. The Company's ability to draw upon this line of credit is dependent upon its continued compliance with certain financial ratios and covenants and is subject to a borrowing base limitation based on accounts receivable and inventories. The Company had outstanding borrowings under the secured line of credit of $0 and $10.7 million at January 3, 2003 and December 28, 2001, respectively.

8. Commitments and Contingencies

Repurchase Agreements

Substantially all of the Company's independent dealers finance their purchases through "floor plan" arrangements under which a financial institution provides the dealer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. In connection with a floor plan arrangement, the financial institution which provides the independent dealer financing customarily requires the Company to enter into a separate repurchase agreement with the financial institution, under which the Company is obligated, upon default by the independent dealer, to repurchase the homes at the Company's original invoice price less cost of all damaged/missing items and less certain curtailments, plus certain administrative and shipping expenses. Repurchases were $2.0 million, $4.2 million, and $8.7 million for the years ended 2002, 2001 and 2000 respectively. Losses on homes repurchased under these agreements were $0.5 million, $0.9 million, and $0.9 million in 2002, 2001 and 2000, respectively. At January 3, 2003 the Company had a reserve of $250,000 for future repurchase losses. At January 3, 2003, the Company's contingent repurchase liability under floor plan financing arrangements through independent dealers was approximately $38 million. While homes that have been repurchased by the Company under floor-plan financing arrangements are usually sold to other dealers, no assurance can be given that the Company will be able to sell to other dealers homes which it may be obligated to repurchase in the future under such floor-plan financing arrangements, or that the Company will not suffer losses with respect to, and as a consequence of, those arrangements. The Company is also obligated to repurchase homes financed by Wenco 21, LLC upon a third payment default for 50% of the outstanding loan balance. The Company's potential exposure under this commitment is approximately $4.5 million. Losses on homes repurchased under this obligation were not significant in fiscal 2002, 2001 and 2000.

Letters of Credit

The Company has provided a letter of credit for $0.5 million to a lending institution to provide additional wholesale floor plan resources for the Company's independent dealers and $0.1 million letter of credit to an insurance company to secure a bond to do business in a particular state.

Operating Leases

The Company leases certain manufacturing facilities and retail sales centers under operating leases. Rent expense under all leases was $0.7 million for the year ended January 3, 2003, $1.1 million for the year ended December 28, 2001, and $1.5 million for the year ended December 29, 2000. Future minimum lease payments for each of the next five years at January 3, 2003, are $0.1 million, $0.1 million, $0.2 million, $0 and $0, respectively.

Litigation

The Company is a party to various legal proceedings incidental to its business. The Company typically issues a one-year warranty on new manufactured homes. The Company provides for warranty costs at the time of sale in the ordinary course based on historical warranty experience as described in Note 2. The majority of the Company's outstanding legal proceedings are claims related to warranty on manufactured homes or employment issues such as workers' compensation claims. Management believes that adequate reserves are maintained for such claims. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to these proceedings will not materially affect the financial position or results of operations of the Company; however, the ultimate resolution of these matters, which could occur within one year, could result in losses in excess of the amounts reserved. For the years ended January 3, 2003 and December 28, 2001, accrued litigation reserves, (in addition to normal warranty and workmen's compensation claims reserves) were $0.9 million and $0.8 million, respectively.

9. Employee Benefit Plans

The Company has employee stock options outstanding under its 1993 Stock Option Plan and 2002 Incentive Award Plan. The 1993 Plan (which has now terminated although outstanding options granted thereunder remain exercisable) authorized a total of 1,500,000 shares of Company common stock for issuance to key employees and advisors upon exercise of options, and the 2002 Plan authorizes a total of 1,000,000 shares for issuance upon exercise of options or in the form of restricted stock awards. The Company granted options to acquire 220,000, 319,250, and 330,250 shares of common stock in 2002, 2001, and 2000, respectively. The Company has not to date made any restricted stock awards. The exercise prices of the options under both plans approximated the fair market value of the Company's common stock at the date of grant. Of the 1,500,000 shares authorized and reserved for issuance under the 1993 Plan, at January 3, 2003, a total of 1,116,391 were subject to outstanding options, of which 1,074,391 were then exercisable. No further grants will be made under the 1993 Plan. Of the 1,000,000 shares authorized and reserved for issuance under the 2002 Plan, at January 3, 2003, a total of 219,250 were subject to outstanding options, of which 26,000 were exercisable on that date, and 780,750 remained available for issuance or grant.

The Company also maintains a stock option plan, which authorizes a total of 100,000 shares of Company common stock for issuance to the Company's non-employee directors. Under the plan, outside directors each year are automatically granted options to purchase 3,750 shares. In 2002, 2001, and 2000, the Company granted options to acquire 18,750, 22,500 and 22,500 shares, respectively, of common stock to its non-employee directors. The grants in 2002 included 6,250 shares under the plan, and 12,500 shares granted by the board on the same terms and conditions as under the plan. The exercise prices of the options approximated the fair market value of the Company's common stock at the date of grant. At January 3, 2003, options to purchase 100,000 shares were outstanding and exercisable under the plan, and 12,500 shares were reserved for issuance upon exercise of the options granted by the board of directors on the same terms and conditions as under the plan.

The following table summarizes the changes in the number of shares under option pursuant to the plans described above:

	January 3, 2003	Weighted Average Exercise Price	December 28, 2001	Weighted Average Exercise Price	December 29, 2000	Weighted Average Exercise Price
Outstanding at beginning of year	1,222,871	$3.24	928,871	$3.83	604,708	$5.19
Granted	238,750	2.11	341,750	1.61	352,750	1.06
Exercised			(875)	1.65		-
Forfeited	(13,480)	1.64	(46,875)	3.18	(28,587)	4.08
Outstanding at end of year	1,448,141	$2.75	1,222,871	$3.24	928,871	$3.83
Exercisable at end of year	1,212,891	$3.27	1,091,684	$3.44	789,144	$4.17
Weighted average fair value of options granted during the year		$1.70		$1.03		$0.75

The following table summarizes information about stock options outstanding at January 3, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 3, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable January 3, 2003	Weighted-Average Exercise Price
Under 2.04	626,250	6.85	$ 1.30	584,250	$ 1.29
2.05 - 2.43	238,000	9.18	2.11	44,750	2.08
2.44 - 4.52	91,800	6.66	2.46	91,800	2.46
4.53 – 5.49	11,250	6.41	4.53	11,250	4.53
5.50 – 9.49	443,341	4.47	5.50	443,341	5.50
9.49 and above	37,500	4.46	10.80	37,500	10.80
	1,448,141	6.09	$ 2.75	1,212,891	$ 3.27

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001, and 2000:

	2002	2001	2000
Dividend yield	0%	0%	0%
Expected volatility	72%	74%	50%
Risk-free interest rate	5.10%	5.09%	6.47%
Expected life (years)	10	10	10

Of the options granted in 2002, 43,750 options were exercisable immediately, 100,000 shares become exercisable equally over four years and the remainder become exercisable equally over two years. Vesting of the 2001 grants is 247,500 options vesting immediately and the remainder vesting equally over two years. Vesting of the 2000 grants is 247,500 options vesting immediately and the remainder vesting equally over two years.

The Company offers a 401(k) retirement plan to employees having completed one year of service, whereby eligible employees may contribute up to 20% of their annual compensation subject to limitations by the Internal Revenue Service. The Company may match up to 100% of the employee contributions as limited by the Internal Revenue Service. For the years ended January 3, 2003, December 28, 2001, and December 29, 2000, Company contributions to the plan were $75,000, $84,000 and $98,000, respectively.

10. Impairment and Other Charges

During 2001, the Company recorded an impairment charge of $1.6 million for the remaining goodwill related to its retail operations segment. The charge was required because of continued losses at the two retail centers where the goodwill was recorded. This impairment charge is reported in continuing operations in the accompanying statement of operations because under the accounting rules governing discontinued operations in 2001 (APB 30), these retail centers did not meet the criteria for classification as discontinued operations. The Company also recorded a $602,000 impairment charge related to its investment in an unprofitable joint venture.

During 2000, the Company decided to close eleven retail centers. In connection with the decision to close these retail centers, the Company recorded a pre-tax charge of $5.8 million consisting of the impairment of the intangible assets and exit costs associated with rental commitments and leasehold improvements.

A summary of activity in the restructuring liability accounts (including amounts reported in the accompanying balance sheets as current liabilities of discontinued operations in 2002) follows:

	2002	2001	2000
Restructuring liabilities at beginning of year	$ 29,000	$ 227,000	$ 1,397,000
Exit costs accrued	832,000	-	427,000
Employee termination costs accrued	103,000	-	-
Payments charged to the liability accounts	(620,000)	(198,000)	(1,597,000)
Restructuring liabilities at end of year	$ 344,000	$ 29,000	$ 227,000

A substantial portion of the impairment and other charges recognized in 2000 through 2002 involved the write-down of assets and did not require cash payments.

A summary of non-cash related components of the special charges follows:

	2002	2001	2000
Impairment of facilities	$ 429,000	$ -	$ 153,000
Impairment of intangible assets	-	1,638,000	4,978,000
Inventory write down	3,584,000	-	-
Leasehold impairments	248,000	-	206,000
Other	462,000	602,000	481,000
Total non-cash charges	$ 4,723,000	$ 2,240,000	$ 5,818,000
These non-cash charges are reflected in:			
Continuing operations	$ -	$ 2,240,000	$ 5,818,000
Discontinued operations	$ 4,723,000	-	-

11. Segment and Related Information

The Company has three reportable segments: manufacturing, retail operations and component supply. The manufacturing segment produces manufactured homes for sale to independent and company-owned retail centers. Although each manufacturing facility is an operating segment, they are aggregated into one segment for reporting purposes because they produce similar products using similar production techniques and they sell their products to the same class of customer. In addition, they are subject to the same regulatory environment and their economic characteristics (measured on terms of profitability) are similar. The retail operations segment sells homes to retail customers which have been produced by the Company's manufacturing segment and various other manufacturers. The component supply segment sells various supply products to the Company's manufacturing segment and to third-party customers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on total (external and intersegment) revenues, gross profit and segment operating income. The Company accounts for intersegment sales and transfers as if the sales or transfers were to third-parties, at current market prices. The Company does not allocate income taxes to its segments. The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different operating and marketing strategies.

Revenue from segments below the quantitative thresholds are attributable to two other operating segments of the Company which include a trucking business (closed in July 2001) and a small insurance business. These segments have never met the quantitative thresholds for determining reportable segments. The Corporate segment does not generate any revenues, but does incur certain administrative expenses that are not allocated to reportable segments.

The financial information for the periods ended December 28, 2001 and December 29, 2000 concerning reportable segments has been restated to reflect the reclassification of the eleven retail centers closed in 2002 and the consumer financing business as discontinued operations (Note 2).

The following tables presents information about segment revenues, gross profit, and operating profit or loss (dollars in thousands):

	2002	2001	2000
Revenues:			
Manufacturing	$ 132,862	$ 133,640	$ 150,725
Retail Operations	9,234	10,487	22,900
Component Supply	24,632	23,342	30,097
All Other	289	3,439	8,091
Eliminations for intersegment revenues:			
Manufacturing	(6,735)	(18,395)	(22,426)
Component Supply	(21,768)	(20,327)	(25,596)
All Other	-	(3,081)	(7,444)
Total revenues	$ 138,514	$ 129,105	$ 156,347
Gross Profit:			
Manufacturing	$ 21,195	$ 21,324	$ 19,875
Retail Operations	1,774	3,940	5,545
Component Supply	2,187	2,065	2,376
All Other	(672)	2,674	5,713
Eliminations	1,144	(3,321)	(6,957)
Gross profit	$ 25,628	$ 26,682	$ 26,552
Segment operating income (loss) before tax:			
Manufacturing	$ 3,971	$ 5,027	$ 2,253
Retail Operations	(2,474)	(4,592)	(13,692)
Component Supply	1,346	1,114	1,064
All Other	100	137	391
Eliminations	1,144	(240)	486
Total segment operating income (loss)	4,087	1,446	(9,498)
Income / expenses not allocated to segments:			
Corporate expenses	(3,978)	(3,444)	(4,285)
Tax benefit	800	-	325
Income (loss) from continuing operations	$ 909	$ (1,998)	$ (13,458)

A summary of segment assets, depreciation and amortization, and capital additions for the years ended 2002, 2001, and 2000, is as follows for continued operations:

	Segment Assets	Depreciation and Amortization	Capital Additions
2002:			
Manufacturing	$ 16,561,000	$ 852,000	$ 277,000
Retail Operations	4,368,000	114,000	9,000
Component Supply	3,583,000	199,000	999,000
Total reportable segments	24,512,000	1,165,000	1,285,000
All Other	9,000	-	-
Corporate (unallocated)	26,725,000	1,498,000	738,000
Eliminations	(1,006,000)	-	-
Discontinued operations	1,488,000	-	-
Consolidated	$ 51,728,000	$ 2,663,000	$ 2,023,000
2001:			
Manufacturing	$ 19,252,000	$ 925,000	$ 608,000
Retail Operations	6,748,000	238,000	68,000
Component Supply	3,601,000	234,000	2,000
Total reportable segments	29,601,000	1,397,000	678,000
All Other	48,000	2,000	-
Corporate (unallocated)	17,654,000	1,517,000	394,000
Eliminations	(3,102,000)	-	-
Discontinued operations	29,458,000	-	-
Consolidated	$ 73,659,000	$ 2,916,000	$ 1,072,000
2000:			
Manufacturing	$ 23,624,000	$ 1,141,000	$ 244,000
Retail Operations	13,773,000	433,000	168,000
Component Supply	4,147,000	246,000	109,000
Total reportable segments	41,544,000	1,820,000	521,000
All Other	336,000	8,000	-
Corporate (unallocated)	27,906,000	976,000	773,000
Eliminations	(2,683,000)	-	-
Discontinued operations	28,084,000	-	-
Consolidated	$ 95,187,000	$ 2,804,000	$ 1,294,000

12. Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with credit-worthy, high-quality financial institutions.

The Company's customer base is concentrated in the manufactured home industry. Customers are located in the southeastern and southwestern United States. The Company requires no collateral or other security to support customer receivables. An allowance for doubtful accounts has been established for potential credit losses.

13. Related Party Transactions

The Company sold homes to a development company affiliated with certain stockholders who were also executive officers of the Company during the years ended January 3, 2003, December 28, 2001, and December 29, 2000, which amounted to $42,000, $52,000, and $44,000, respectively.

14. Summary of Unaudited Quarterly Financial Data

Unaudited quarterly financial information is as follows:

	Quarter Ended				Year Ended
	March 29, 2002 (2)	June 28, 2002 (2)	September 27, 2002 (1)	January 3, 2003 (1)	January 3, 2003
Net revenues	$31,105,000	$39,656,000	$34,522,000	$33,231,000	$138,514,000
Gross profit	5,718,000	7,755,000	6,969,000	5,186,000	25,628,000
Income tax benefit	-	-	-	800,000	800,000
Income (loss) from continuing operations	105,000	1,272,000	647,000	(1,115,000)	909,000
Loss from discontinued operations (3) (4)	(903,000)	(1,017,000)	(3,514,000)	(3,116,000)	(8,550,000)
Net income (loss)	(798,000)	255,000	(2,867,000)	(4,231,000)	(7,641,000)
Income (loss) per share:					
Income (loss) from continuing operations	$ 0.01	$ 0.10	$ 0.05	$ (0.09)	$ 0.07
Loss from discontinued operations	(0.07)	(0.08)	(0.29)	(0.26)	(0.70)
Net income (loss)	$ (0.06)	$ 0.02	$ (0.24)	$ (0.35)	$ (0.63)
Weighted average number of common shares outstanding	12,133,865	12,133,865	12,133,865	12,133,865	12,133,865

	Quarter Ended				Year Ended
	March 30, 2001 (2)	June 29, 2001 (2)	September 28, 2001 (2)	December 28, 2001 (2)	December 28, 2001 (2)
Net revenues	$27,384,000	$34,161,000	$33,551,000	$34,009,000	$129,105,000
Gross profit	5,415,000	7,192,000	7,420,000	6,655,000	26,682,000
Income taxes (benefit)	-	-	-	-	-
Income (loss) from continuing operations (5)	(1,255,000)	558,000	698,000	(1,999,000)	(1,998,000)
Loss from discontinued operations	(207,000)	(433,000)	(968,000)	(1,466,000)	(3,074,000)
Net income (loss)	(1,462,000)	125,000	(270,000)	(3,465,000)	(5,072,000)
Income (loss) per share:					
Income (loss) from continuing operations	$ (0.10)	$ 0.04	$ 0.05	$ (0.16)	$ (0.17)
Loss from discontinued operations	(0.02)	(0.03)	(0.08)	(0.12)	(0.25)
Net loss	$ (0.12)	$ 0.01	$ (0.03)	$ (0.28)	$ (0.42)
Weighted average number of common shares outstanding	12,132,990	12,132,990	12,133,350	12,133,865	12,133,298

(1) In the third quarter of 2002 the Company made the decision to close seven retail centers and in the fourth quarter of 2002 the Company closed an additional four retail centers and sold its Wenco Finance loan portfolio.

(2) The financial information for the periods shown above has been restated to reflect the reclassification of closed retail centers and the consumer finance business as discontinued operations (see note 2).

(3) In the third quarter of 2002, the Company closed seven retail centers. The Company recognized a loss on discontinued operations in the third quarter of $3.3 million (net of a tax benefit of $1.8 million) or $0.27 per share consisting of operating losses during the quarter, a write-down of the carrying value of unsold homes in current retail inventory, severance, exit costs associated with rental commitments, and write-down of equipment and leasehold improvements.

(4) In the fourth quarter of 2002, the Company sold its Wenco loan portfolio. The Company recognized a pre-tax loss on discontinued operations in the fourth quarter from the sale of the loan portfolio of $5.7 million.

(5) During the fourth quarter of 2001, the Company recorded charges of $2.5 million associated with the impairment of intangible assets related to the Company's retail centers ($1.6 million), a reserve for the impairment of a joint venture ($602,000) and loss on sale of the North Carolina manufacturing plant ($321,000).

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Southern Energy Homes, Inc.

We have audited the accompanying consolidated balance sheets of Southern Energy Homes, Inc. (a Delaware Corporation) and subsidiaries as of January 3, 2003 and December 28, 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 3, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Energy Homes, Inc. and subsidiaries as of January 3, 2003 and December 28, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2003 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Birmingham, Alabama
February 26, 2003

Statement of Management's Responsibility
Southern Energy Homes, Inc. and subsidiaries

The consolidated financial statements and related information herein were prepared by the Company and were based on accounting principles generally accepted in the United States, appropriate in the circumstances to reflect in all material respects the consolidated financial position of the Company as of January 3, 2003 and December 28, 2001, and the consolidated results of operations and cash flows for each of the years ended January 3, 2003 and December 28, 2001 and December 29, 2000. The financial information presented elsewhere in this Annual Report on Form 10-K has been prepared in a manner consistent with the financial statement disclosures.

Management is responsible for the reliability and integrity of these statements. In meeting this responsibility, management maintains an accounting system and related internal controls to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The Company's systems and controls are also designed to provide reasonable assurance that assets are safeguarded and those transactions are executed in accordance with management's authorizations and recorded properly.

The Board of Directors has appointed an Audit Committee that meets periodically with management and the independent public accountants.

Ernst & Young LLP has audited the consolidated financial statements in accordance with auditing standards generally accepted in the United States and their report appears herein.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On April 16, 2002, the Company determined not to renew the engagement of its independent accountants, Arthur Andersen

LLP ("Andersen") and on April 17, 2002 appointed Ernst & Young LLP ("Ernst & Young") as its new independent accountants, effective immediately. This determination followed the Company's decision to seek proposals from independent accountants to audit its financial statements for the fiscal year ending January 3, 2003. The decision not to renew the engagement of Andersen and to retain Ernst & Young was approved by the Company's Board of Directors upon the recommendation of its Audit Committee. Andersen's report on the Company's fiscal 2001 financial statements was issued earlier in March 2002, in conjunction with the filing of the Company's Annual Report on Form 10-K for the year ended December 28, 2001.

During the Company's two most recent fiscal years ended December 28, 2001, and the subsequent interim period through April 16, 2002, there were no disagreements between the Company and Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of Andersen on the Company's financial statements as of and for the fiscal years ended December 29, 2000 and December 28, 2001 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. A letter from Andersen is incorporated by reference herein as indicated in Item 15 (a) (3).

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the Company's two most recent fiscal years and the subsequent interim period through April 16, 2002.

During the Company's most recent fiscal years ended December 28, 2001, and the subsequent interim period through April 16, 2002, neither the Company nor anyone on its behalf consulted with Ernst & Young regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

OFFICERS AND DIRECTORS

Wendell L. Batchelor
Chairman of the Board of Directors

Keith O. Holdbrooks
Chief Executive Officer, President and Director

Dan E. Batchelor
Executive Vice President and
General Counsel

James L. Stariha
Chief Financial Officer and Treasurer

Louis C. Henderson, Jr.
Director
Management Consultant
Henderson & Associates, L.L.C.

James A. Taylor
Director
Chairman
Banc Corporation

A.C. (Del) Marsh
Director
Chairman
IPC Aerospace

Johnny R. Long
Director
Retired Executive Vice President
Southern Energy Homes, Inc.

Clinton O. Holdbrooks
Director
Chairman
Colonial Bank-Central Alabama Region

SHAREHOLDERS INFORMATION

Corporate Headquarters
Southern Energy Homes, Inc.
144 Corporate Way
P. O. Box 390
Addison, AL 35540
(256) 747-8589

Annual Meeting
The 2003 Annual Meeting of the Stockholders of SOUTHERN ENERGY HOMES, INC. will be held on Tuesday, May 20, 2003, at 10:00 A.M. at the offices of the Company, located at 144 Corporate Way, Addison, Alabama 35540.

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P. O. Box 9187
Canton, MA 02021
Shareholders Inquires: (877) 282-1169

Independent Auditors
Ernst & Young LLP
AmSouth Harbert Plaza, Suite 1900
Birmingham, AL 35203

General Counsel
Ritchie Duncan & Goodwin, LLC
312 North 23rd Street
Birmingham, AL 35203

Record Holders
As of March 19, 2003, there were 112 record holders. This number does not include those stockholders holding stock in "nominee" or "street name".

Publication for Stockholders
Stockholders who wish to obtain Company reports on Form 10-K, Form-Q, Notice of Annual Meeting, and Proxy Statements may do so without charge by writing to James L. Stariha, Chief Financial Officer, Southern Energy Homes, Inc., 144 Corporate Way, P. O. Box 390, Addison, AL 35540.

Stockholder and Investor Relations Contact
James L. Stariha
Chief Financial Officer and Treasurer (256) 747-8589

Stock Price Performance
The Company's Common Stock is publicly traded on the NASDAQ Stock Market National Market System. The following table represents the last two fiscal years.

	2002 Bid Price Range		2001 Bid Price Range	
	High	Low	High	Low
First Quarter	$2.75	$2.25	$1.69	$0.81
Second Quarter	$2.65	$2.01	$2.85	$1.28
Third Quarter	$2.41	$1.25	$3.15	$1.26
Fourth Quarter	$1.75	$1.04	$2.70	$1.18

Dividends
It is the Company's current policy to retain any future earnings to finance the continuing development of its business and not to pay dividends. The Company has not paid any dividends since the initial public offering of its stock.

NASDAQ Symbol: SEHI

SEhomes

Southern Energy Homes, Inc.
144 Corporate Way
P. O. Box 390
Addison, AL 35540
(256) 747-8589